Filed Pursuant to Rule 424(b)(2)

Registration No. 333-239038

Prospectus Supplement To Prospectus dated June 9, 2020

United Mexican States

U.S.$2,868,146,000 3.500% Global Notes due 2034

U.S.$2,931,198,000 4.400% Global Notes due 2052

The 3.500% Global Notes due 2034 (the “2034 notes”) will mature on February 12, 2034. The 4.400% Global Notes due 2052 (the “2052 notes”) will mature on February 12, 2052. We refer to the 2034 notes and the 2052 notes collectively as the “notes.” Mexico will pay interest on the notes on February 12 and August 12 of each year, commencing February 12, 2022. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2034 notes and the offering of the 2052 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The notes will be issued under an indenture, and each of the 2034 notes and the 2052 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated June 9, 2020, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2034 note		99.456%		0.170%		99.286%
Total for the 2034 notes	U.S.$	2,852,543,285.76	U.S.$	4,875,848.20	U.S.$	2,847,667,437.56
Per 2052 note		99.606%		0.190%		99.416%
Total for the 2052 notes	U.S.$	2,919,649,079.88	U.S.$	5,569,276.20	U.S.$	2,914,079,803.68

(1)	Plus accrued interest, if any, from January 12, 2022 to the date of settlement, which is expected to be January 12, 2022.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about January 12, 2022.

Joint Bookrunners

Barclays	BBVA	BofA Securities	Santander

January 4, 2022

Prospectus Supplement

Prospectus

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated June 9, 2020, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, (a) a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the ongoing coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2034 notes: U.S.$2,868,146,000 For the 2052 notes: U.S.$2,931,198,000

Issue Price	For the 2034 notes: 99.456%, plus accrued interest, if any, from January 12, 2022 For the 2052 notes: 99.606%, plus accrued interest, if any, from January 12, 2022

Issue Date	January 12, 2022

Maturity Date	For the 2034 notes: February 12, 2034 For the 2052 notes: February 12, 2052

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate	For the 2034 notes: 3.500% per annum, accruing from January 12, 2022 For the 2052 notes: 4.400% per annum, accruing from January 12, 2022

Interest Payment Date	Semi-annually on February 12 and August 12 of each year, commencing on February 12, 2022

Regular Record Date	February 11 and August 11 of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption – 2034 notes

Prior to November 12, 2033 (three months prior to their maturity date) (the “2034 notes Par Call Date”), Mexico may redeem the 2034 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 notes matured on the 2034 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2034 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2034 notes Par Call Date, Mexico may redeem the 2034 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2034 notes.”

Optional Redemption – 2052 notes

Prior to August 12, 2051 (six months prior to their maturity date) (the “2052 notes Par Call Date”), Mexico may redeem the 2052 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2052 notes matured on the 2052 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2052 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2052 notes Par Call Date, Mexico may redeem the 2052 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2052 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption – 2052 notes.”

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes to retire outstanding indebtedness of Mexico, pursuant to the Tender Offer (as defined below) and the redemption of all of its 2023 notes (as defined below), and for the general purposes of the Government of Mexico. For further information, see “Use of Proceeds.”

Underwriters	Barclays Capital Inc. BBVA Securities Inc. BofA Securities, Inc. Santander Investment Securities Inc.

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Securities Codes

ISIN:	For the 2034 notes: US91087BAR15 For the 2052 notes: US91087BAS97

CUSIP:	For the 2034 notes: 91087B AR1 For the 2052 notes: 91087B AS9

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus and this prospectus supplement.

Taxation	Payments of principal or interest under the 2034 notes and the 2052 notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to Mexican withholding taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the 2034 notes or the 2052 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. If issued pursuant to a “qualified reopening” of the original series, otherwise treated as part of the same “issue” of debt instruments as the original series or issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes, such additional notes may have the same ISIN numbers and CUSIP numbers as the 2034 notes or 2052 notes, as applicable, offered pursuant to this prospectus supplement and may be consolidated with, and form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 15 of the accompanying prospectus dated June 9, 2020.

Conflicts of Interest	As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of BofA Securities, Inc. may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with the issuance of both series of notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On March 26, 2020, S&P cut Mexico’s rating from BBB+ to BBB, and on April 15, 2020, Fitch cut Mexico’s debt rating from BBB to BBB-, both downgrades due to expected economic consequences of the COVID-19 pandemic and lower oil prices. On November 17, 2021, Fitch affirmed its BBB- rating with a stable outlook, and on December 7, 2021, S&P affirmed its BBB rating with a negative outlook. On April 17, 2020, Moody’s downgraded Mexico’s debt rating from A3 to Baa1 and maintained its negative outlook, citing a material decline in Mexico’s medium-term economic growth prospects and continued weakening of the financial and operational condition of Petróleos Mexicanos (PEMEX). On April 29, 2021, Moody’s affirmed its Baa1 rating with a negative outlook.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade PEMEX’s credit ratings, as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

The COVID-19 outbreak is adversely affecting Mexico’s economy, and the impact is material.

The global outbreak of COVID-19, and public health measures to mitigate it, are having a material adverse impact on the economy in Mexico and around the world. The scope, magnitude and duration of the impact on Mexico cannot yet be determined.

Cases of COVID-19 have been reported in Mexico since February 2020, and the Mexican government has taken extensive steps designed to mitigate the spread of the disease and its impact on public health. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2020, filed on July 2, 2021, as amended by the Form 18-K/A filed on January 4, 2022. The efficacy of these steps cannot yet be evaluated, and it is highly uncertain how long and in what form they will remain in effect. In addition, we cannot predict the evolution of the disease in Mexico, including the impact of newly identified variants, nor any additional restrictions that might need to be imposed. The actual death count is likely to exceed official estimates.

These public-health measures, and the consequences of similar measures in other countries, have had, and continue to have, material adverse effects on economic activity in Mexico. In addition, the COVID-19 crisis contributed to sharply lower and more volatile world prices for oil and gas, which affected the Mexican economy and the financial condition of PEMEX. The Mexican government and Banco de México have announced steps designed to address these adverse economic impacts, and they may take additional steps in the future. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2020, filed on July 2, 2021, as amended by the Form 18-K/A filed on January 4, 2022. Although COVID-19 vaccines have been available in Mexico since December 2020 and, as of the date of this prospectus supplement more than 81 million people have been vaccinated with at least one of the two required doses of the main vaccines used in Mexico, there can be no assurance that vaccination will be made over the whole or a significant percentage of the Mexican population and we cannot predict to what extent such vaccination will have positive effects on the Mexican economy, nor the efficacy of the vaccines available in preventing infection from new variants.

The impact of these matters on key measures of economic performance remains highly uncertain. Since March 2020, interest rates and inflation have been volatile and uncertain, and the value of the Mexican peso declined before stabilizing towards the end of 2020. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2020, filed on July 2, 2021, as amended by the Form 18-K/A filed on January 4, 2022. There have been adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas. These adverse impacts are likely to continue, and they could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, their nature and magnitude are likely to be material and adverse.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$5,761,447,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$300,000. Mexico intends to use the net proceeds of the sale of the notes,

i.

in part, for refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico from time to time, including to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated January 4, 2022 (the “Offer to Purchase”);

ii.	in part, toward the payment of the redemption price for all of its U.S. dollar-denominated 4.000% Global Notes due 2023 (the “2023 notes”); and

iii.	in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

The underwriters of this offering are acting as joint dealer managers for the Tender Offer. The outstanding principal amount of the 2023 notes, which are scheduled to mature on October 2, 2023, is U.S.$545,000,000. Mexico plans to give a notice of redemption of all of the 2023 notes pursuant to their terms promptly following the settlement of the offering of the notes. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2034 notes

The 2034 notes will:

•	be issued on or about January 12, 2022 in an aggregate principal amount of U.S.$2,868,146,000;

•	mature on February 12, 2034;

•

bear interest at a rate of 3.500% per year, commencing on January 12, 2022 and ending on the maturity date. Interest on the notes will be payable semi-annually on February and August of each year, commencing on February 12, 2022;

•	pay interest to the persons in whose names the notes in the form of global securities are registered at the close of business on February 11 and August 11 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2034 Notes”;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2052 notes

The 2052 notes will:

•	be issued on or about January 12, 2022 in an aggregate principal amount of U.S.$2,931,198,000;

•	mature on February 12, 2052;

•

bear interest at a rate of 4.400% per year, commencing on January 12, 2022 and ending on the maturity date. Interest on the notes will be payable semi-annually on February 12 and August 12 of each year, commencing on February 12, 2022;

•	pay interest to the persons in whose names the notes in the form of global securities are registered at the close of business on February 11 and August 11 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption – 2052 Notes”;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Additional Amounts

In addition to the limitations and exceptions described in “Description of the Securities—Additional Amounts” in the accompanying prospectus, no additional amounts shall be payable:

•

in respect of any taxes, duties, assessments or other governmental charges imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the issue date (or any amended or successor version that is substantively comparable) (the “Code”) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any law, regulation, rule or practice adopted pursuant to any such intergovernmental agreement or pursuant to any treaty or convention implementing such Sections of the Code.

Further Issues

The sole paragraph under the heading “Description of the Securities—Further Issues” in the accompanying prospectus is hereby deleted and replaced with the following:

Mexico may from time to time, without the consent of holders of the notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to a prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. If issued pursuant to a “qualified reopening” of the original series, otherwise treated as part of the same “issue” of debt instruments as the original series or issued with no more than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes, such additional notes may have the same ISIN numbers and CUSIP numbers as the previously offered notes and may be consolidated with, and form a single series with, any other outstanding notes of such series.

Optional Redemption – 2034 notes

Prior to November 12, 2033 (three months prior to their maturity date) (the “2034 notes Par Call Date”), Mexico may redeem the 2034 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 notes matured on the 2034 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2034 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2034 notes Par Call Date, Mexico may redeem the 2034 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2034 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2034 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2034 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2034 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2034 notes Par Call Date, one with a maturity date preceding the 2034 notes Par Call Date and one with a maturity date following the 2034 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2034 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2034 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2034 notes to be redeemed.

In the case of a partial redemption, selection of the 2034 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2034 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2034 note is to be redeemed in part only, the notice of redemption that relates to the 2034 note will state the portion of the principal amount of the 2034 note to be redeemed. A new 2034 note in a principal amount equal to the unredeemed portion of the 2034 note will be issued in the name of the holder of the 2034 note upon surrender for cancellation of the original 2034 note. For so long as the 2034 notes are held by DTC (or another depositary), the redemption of the 2034 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2034 notes or portions thereof called for redemption.

Optional Redemption – 2052 notes

Prior to August 12, 2051 (six months prior to their maturity date) (the “2052 notes Par Call Date”), Mexico may redeem the 2052 notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2052 notes matured on the 2052 notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2052 notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2052 notes Par Call Date, Mexico may redeem the 2052 notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2052 notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the 2052 notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the 2052 notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the 2052 notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the 2052 notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the 2052 notes Par Call Date, one with a maturity date preceding the 2052 notes Par Call Date and one with a maturity date following the 2052 notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the 2052 notes Par Call Date. If there are two or more United States Treasury securities maturing on the 2052 notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of 2052 notes to be redeemed.

In the case of a partial redemption, selection of the 2052 notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No 2052 notes of a principal amount of $1,000 or less will be redeemed in part. If any 2052 note is to be redeemed in part only, the notice of redemption that relates to the 2052 note will state the portion of the principal amount of the 2052 note to be redeemed. A new 2052 note in a principal amount equal to the unredeemed portion of the 2052 note will be issued in the name of the holder of the 2052 note upon surrender for cancellation of the original 2052 note. For so long as the 2052 notes are held by DTC (or another depositary), the redemption of the 2052 notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2052 notes or portions thereof called for redemption.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United States Federal Taxation” in the accompanying prospectus, except that the following provisions amend and supplement such section as follows:

The following sentence is added to the end of the first paragraph under the heading “Taxation—United States Federal Taxation” of the accompanying prospectus:

This summary does not address consequences arising under special timing rules prescribed under section 451(b) of the U.S. Internal Revenue Code or consequences to persons that purchase or sell the notes as part of a wash sale for tax purposes.

The fourth paragraph under the heading “Taxation—United States Federal Taxation” of the accompanying prospectus is hereby deleted in its entirety, as indicated by a strikethrough (deletion) as follows:

~~U.S. holders that use an accrual method of accounting for tax purposes (“accrual-basis holders”), generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. It is not entirely clear to what types of income the book/tax conformity rule applies, or, in some cases, how the rule is to be applied if it is applicable. However, proposed regulations generally would exclude, among other items, original issue discount and market discount (in either case, whether or not de minimis) from the applicability of the book/tax conformity rule. Although the proposed regulations generally will not be effective until taxable years beginning after the date on which they are issued in final form, taxpayers generally are permitted to elect to rely on their provisions currently. Accrual-basis holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.~~

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2020 (the 2020 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2020 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

As of October 2021, Mexico began administering the COVID-19 vaccine to people aged 12 years and older. As of the date of this filing, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) had authorized the emergency use of eight COVID-19 vaccines. To date, more than 81 million people have been vaccinated with at least one of the two required doses of the COVID-19 vaccines authorized for use in Mexico. On December 14, 2021, Mexico began administering a third dose of the COVID-19 vaccine to people aged 60 years and older.

On August 17, 2021, the “Second Phase of the Tourism Recovery Program for the Negative Impacts Caused by COVID-19” was announced. The program, designed to help the tourism industries of multiple countries respond to the COVID-19 pandemic, is funded by the German Corporation for International Cooperation (GIZ) and implemented by the ENPACT organization in collaboration with Tui Care Foundation. In this second phase, 105 tourism-related companies in Mexico will receive nine thousand euros over a period of six months to mitigate the impact that COVID-19 has had on their businesses.

According to the Secretaría de Salud (Ministry of Health), as of January 2, 2022, Mexico has had 4,216,468 officially estimated cases of COVID-19, of which an estimated 313,194 were fatal. See “United Mexican States—COVID-19 Crisis” in the 2020 Form 18-K for more information on the measures taken by the Government and the impact of the COVID-19 pandemic.

Form of Government

The Government

On August 9, 2021, the Chamber of Deputies ratified Rogelio Ramirez de la O as the new Minister of Finance and Public Credit.

Pursuant to a constitutional reform approved and published in December 2019, on September 14, 2021 the Ley Federal de Revocación de Mandato (Federal Recall Law) was published in the Official Gazette. This law establishes the full procedures required to convene, develop and organize a recall referendum of the Mexican federal executive branch.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	62	47.7		252	50.4
National Action Party	21	16.4		79	15.8
Institutional Revolutionary Party	13	10.2		49	9.8
Citizen Movement Party	8	6.3		24	4.8
Ecological Green Party of Mexico	6	4.7		44	8.8
Labor Party	4	4.7		11	2.2
Social Encounter Party	4	3.1		23	4.6
Democratic Revolution Party	3	2.3		12	2.4
Unaffiliated	6	0.8		6	1.2
Total	127	99.2	%(2)	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of December 31, 2021.
(2)	As of December 31, 2021, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

Internal Security

High-level meetings between the Mexican and United States governments on their bilateral shared security strategy were convened on June 30 and July 1, 2021. This bilateral strategy aims to address internal security priorities including decreasing arms trafficking, reducing violence caused by organized crime and reducing drug production, trafficking and consumption with the goal of combatting violent crime.

On December 14, 2021, the Grupo de Alto Nivel de Seguridad México-Estados Unidos (U.S.-Mexico High Level Security Group, or GANSEG) met for the first time to launch the Entendimiento Bicentenario (Bicentennial Framework), which proposes a shared vision of regional security and collaboration, and establishes a comprehensive and long-term approach to guide future bilateral actions. At the meeting, GANSENG adopted a preliminary Action Plan focused on bilateral security cooperation, including, among other priority objectives, reducing addictions and homicides and arms, human and drug trafficking.

Anti-Corruption

On October 1, 2021, the Secretaría de la Función Pública (Ministry of Public Administration, or SFP) began operating the Bitácora Electrónica de Seguimiento de Adquisiciones (Electronic Procurement Follow-up Logbook, or BESA), a new online tool that allows the SFP to monitor the fulfilment and compliance of contracts for goods and services by suppliers and third parties entering into agreements with entities of the Administración Pública Federal (Federal Public Administration). The BESA can audit in real time 80% of the amount of public procurement throughout the SFP and will strengthen the SFP’s auditing systems. In the event of non-compliance with contracts, the BESA provides a system of supervisory alerts to review possible irregularities that can be prevented, investigated and, if necessary, sanctioned.

On October 27, 2021, a group of Ministers charged with combatting corruption in the Community of Latin American and Caribbean States (CELAC) met to formally establish the Grupo Especializado en la Prevención y Lucha contra la Corrupción (CELAC Specialized Group for the Prevention and Fight against Corruption, or GEPLC). The main objective of the GEPLC will be to analyze and exchange best practices, experiences and information with respect to fighting corruption, as well as to promote and facilitate regional political coordination and collaboration among member states.

On December 10, 2021, the Procuraduría Fiscal de la Federación (Federal Fiscal Attorney Office, or PFF) and the Confederación de Asociaciones de Agentes Aduanales de la República Mexicana (Confederation of Customs Brokers Associations of the Mexican Republic, or CAAAREM), signed a collaboration agreement to combat tax evasion, smuggling and corruption in foreign trade. The agreement alerts customs agents to the risks and consequences of tax and customs offenses, and will develop the forms, mechanisms and conditions to create a compliance program, as well as related training, workshops, conferences and seminars.

Foreign Affairs, International Organizations and International Economic Cooperation

On September 9, 2021, the U.S.-Mexico High-Level Economic Dialogue (HLED) was reactivated, with the goal of advancing strategic economic, social and commercial priorities between the two countries. The HLED has four central pillars: (1) strengthening supply chains and facilitating trade between the U.S. and Mexico; (2) promoting economic, social and sustainable development in southern Mexico and Central America to address the structural causes of emigration in northern Central America; (3) mitigating cyber threats and improving the flow of data between the two countries; and (4) training and promoting a more educated and competitive workforce, as well as integrating small- and medium-sized businesses into regional value chains. On December 13, 2021, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs), the Secretaría de Economía (Ministry of Economy) and the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit), along with the current U.S. administration, presented the working plan derived from the HLED, which includes more than ten concrete projects based on the four pillars.

On September 18, 2021, Mexico became a signatory of the Convention establishing the Latin American and Caribbean Space Agency (ALCE), an international organization aimed at coordinating cooperation in space technology, research, exploration, and related applications to strengthen the comprehensive and sustainable development of a regional space program. The ALCE will enhance the region’s capabilities in observation systems for use in agriculture, natural disasters, security and surveillance, oceanography, meteorology, exploration of natural resources and urban intelligence and cartography.

On December 10, 2021, during the 32nd International Maritime Organization (IMO) General Assembly, Mexico was reelected to the IMO Council for the 2022-2023 period. Mexico is a founding member of the IMO and has actively participated in the IMO Council’s work to develop and implement international instruments and to cooperative actions in the areas of safety, protection of the marine environment, technical cooperation and training.

Environment

At the 26th United Nations Climate Change Conference held on November 2, 2021, Mexico joined the Declaration on Forests and Land Use, aimed at halting and reversing forest loss and land degradation by 2030 by promoting sustainable development and inclusive rural transformation, and the Global Methane Pledge, aimed at reducing global methane emissions by at least 30 percent from 2020 levels by 2030.

On November 5, 2021, the Programa Nacional de Remediación de Sitios Contaminados 2021-2024 (National Program for Remediation of Contaminated Sites 2021-2024) was published in the Official Gazette. The program has three main objectives: (i) to strengthen the National Inventory of Contaminated Sites in order to assist decision-making in dealing with contaminated sites, (ii) to promote remediation actions at contaminated sites, and (iii) to strengthen the regulatory framework around the remediation of contaminated sites. This program also aligns with Mexico’s commitments under the Stockholm and Minamata Conventions.

On November 8, 2021, the Programa Especial de Cambio Climático 2021-2024 (Special Climate Change Program 2021-2024) was published in the Official Gazette. The program has four main objectives: (i) to reduce the vulnerability of the population, ecosystem and infrastructure to climate change by strengthening adaptation processes and increasing resilience, (ii) to reduce greenhouse gas emissions, (iii) to promote actions and policies that prioritize the generation of environmental, social and economic co-benefits, and (iv) to strengthen coordination mechanisms, financing and implementation strategies among various levels of government, prioritizing inclusion and human rights. Both the National Program for Remediation of Contaminated Sites and the Special Climate Change Program describe the sources of funding for implementation and specific targets to achieve the main objectives.

THE ECONOMY

Gross Domestic Product

According to preliminary figures, Mexico’s economy expanded by 6.1% in real terms during the first nine months of 2021, reflecting a gradual recovery of economic activity. Certain sectors experienced stronger growth than others, in particular the services sector due to the relaxing of some COVID-19-related restrictions as a result of ongoing vaccinations. Projections for Mexico’s economic performance for the full year 2021 and beyond have been adjusted upwards, mainly explained by higher than expected growth during the third quarter of 2021 due to advances in the COVID-19 vaccination process, greater mobility and the reopening of various activities, mainly in the services sector. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2020 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2020(3)	2021(3)
GDP	Ps. 16,626.9	Ps. 17,646.7
Add: Imports of goods and services	5,716.7	6,612.6

Total supply of goods and services	22,343.6	24,259.3
Less: Exports of goods and services	6,123.4	6,606.5

Total goods and services available for domestic expenditure	Ps. 16,220.3	Ps. 17,652.8
Allocation of total goods and services:
Private consumption	10,958.6	11,847.1
Public consumption	2,165.2	2,188.2

Total consumption	13,123.7	14,035.3

Total gross fixed investment	2,876.9	3,200.4

Changes in inventory	26.4	58.8

Total domestic expenditures	Ps. 16,027.0	Ps. 17,294.5

Errors and Omissions	193.3	358.2

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter (annualized)(1)
	2020(2)	2021(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	34.4%	37.5%

Total supply of goods and services	134.4%	137.5%
Less: Exports of goods and services	36.8%	37.4%

Total goods and services available for domestic expenditures	97.6%	100.0%
Allocation of total goods and services:
Private consumption	65.9%	67.1%
Public consumption	13.0%	12.4%

Total consumption	78.9%	79.5%
Total gross fixed investment	17.3%	18.1%
Changes in inventory	0.2%	0.3%

Total domestic expenditures	96.4%	98.0%

Errors and Omissions	1.2%	2.0%

(1)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Second quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2020(3)	2021(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps. 558.3	Ps. 570.1
Secondary Activities:
Mining	854.7	869.8
Utilities	269.8	269.2
Construction	991.4	1,082.8
Manufacturing	2,593.4	2,876.5
Tertiary Activities:
Wholesale and retail trade	2,782.4	3,130.3
Transportation and warehousing	934.3	1,075.0
Information	558.5	572.3
Finance and insurance	858.2	825.4
Real estate, rental and leasing	2,057.8	2,103.5
Professional, scientific and technical services	327.1	349.0
Management of companies and enterprises	114.4	115.8
Support for business	681.5	621.1
Education services	671.1	660.9
Health care and social assistance	385.5	421.9
Arts, entertainment and recreation	43.4	56.4
Accommodation and food services	225.7	290.0
Other services (except public administration)	309.1	312.7
Public administration	716.7	711.9

Gross value added at basic values	15,933.1	16,914.7
Taxes on products, net of subsidies	693.8	732.0

GDP	Ps. 16,626.9	Ps. 17,646.7

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2020(3)	2021(3)
GDP (real pesos)	(9.5)%	6.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(0.1)	2.1
Secondary Activities:
Mining	(0.4)	1.8
Utilities	(5.6)	(0.2)
Construction	(19.9)	9.2
Manufacturing	(12.5)	10.9
Tertiary Activities:
Wholesale and retail trade	(11.7)	12.5
Transportation and warehousing	(22.2)	15.1
Information	(0.3)	2.5
Finance and insurance	(4.9)	(3.8)
Real estate, rental and leasing	(0.4)	2.2
Professional, scientific and technical services	(2.6)	6.7
Management of companies and enterprises	5.6	1.3
Administrative support, waste management and remediation services	0.1	(8.9)
Education services	(1.5)	(1.5)
Health care and social assistance	(3.6)	9.4
Arts, entertainment and recreation	(42.6)	30.0
Accommodation and food services	(45.5)	28.5
Other services (except public administration)	(16.2)	1.2
Public administration	1.6	(0.7)

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.2% as of September 30, 2021, a 0.4 percentage point increase from the rate as of December 31, 2020. As of September 30, 2021, the economically active population in Mexico fifteen years of age and older was 58.3 million. As of January 1, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 172.87 per day for the rest of Mexico, an increase of 22.0% and 22.0%, respectively, from the applicable minimum wages in effect from January 1, 2021 to December 31, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2020 Form 18-K.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments—COVID-19 Crisis” in the 2020 Form 18-K.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2020(2)			2021(2)
Food	Ps.	688.0	0.3%	Ps.	698.8	1.6%
Beverage and tobacco products		156.0	(10.5)		175.3	12.4
Textile mills		16.9	(34.7)		23.4	38.5
Textile product mills		11.3	(17.2)		13.0	15.0
Apparel		37.2	(36.4)		46.8	25.9
Leather and allied products		13.6	(37.2)		17.0	24.9
Wood products		20.9	(15.7)		25.1	19.9
Paper		50.8	(6.2)		56.0	10.3
Printing and related support activities		15.3	(17.4)		18.3	19.9
Petroleum and coal products		33.3	(17.3)		38.8	16.8
Chemicals		222.1	(3.7)		221.4	(0.3)
Plastics and rubber products		74.7	(12.5)		90.4	21.0
Nonmetallic mineral products		66.4	(11.7)		75.6	13.8
Primary metals		155.8	(11.7)		174.7	12.2
Fabricated metal products		84.5	(12.2)		102.7	21.6
Machinery		95.0	(22.7)		114.4	20.4
Computers and electronic products		223.0	(9.9)		249.2	11.7
Electrical equipment, appliances and components		84.9	(4.2)		102.1	20.2
Transportation equipment		462.6	(26.2)		538.3	16.4
Furniture and related products		22.8	(21.7)		29.6	29.9
Miscellaneous		58.2	(13.1)		65.6	12.6

Total expansion/contraction	Ps.	2,593.4	(12.5)%	Ps.	2,876.5	10.9%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

In August 2021, the General Director of Petróleos Mexicanos (PEMEX) presented the “Gas Bienestar” program, which contributes to improving the economic well-being of low-income families by offering them LP gas of higher quality at lower prices. The program’s goal as of January 2022 is to reach 1.2 million homes in Mexico City.

In December 2021, the Government made a U.S.$3.5 billion capital injection in PEMEX. On December 23, 2021, PEMEX completed a tender offer and liability management transaction, which reduced PEMEX’s indebtedness and improved the maturity profile of its debt by extending its short and medium-term debt. PEMEX issued an aggregate of U.S.$6.8 billion of new amortizing notes due 2032 in the transaction, of which U.S.$5.8 billion was issued in exchange for outstanding PEMEX bonds.

On December 22, 2021 the Committee on Foreign Investment in the United States (CFIUS) authorized PEMEX’s acquisition of the Deer Park refinery in Houston, Texas for U.S.$596 million. As a result of the transaction, PEMEX will acquire from Royal Dutch Shell Oil Company the 50% of the Deer Park refinery it did not already own and will repay U.S.$1.2 billion of debt of the refinery. The transaction is expected to close in January 2022.

Electric Power

On July 14, 2021, the Comisión Federal de Electricidad (CFE) presented its Plan Integral de Modernización de Centrales Hidroeléctricas (Integral Plan for the Modernization of Hydroelectric Power Plants), which contemplates a U.S.$1 billion investment and the modernization of 14 power plants by the first quarter of 2024. This plan is intended strengthen the National Electric System by increasing annual electricity generation, modernizing equipment and extending the useful life of the plants for 50 years.

In July 2021, the CFE issued a bond in the international market, the proceeds of which will be used to refinance the CFE’s previous obligations. In December 2021, the CFE made its first voluntary Public Offering of Acquisition in the local financial market for a repurchase of Cebures for a total of 7.8 billion pesos and carried out an issuance of Cebures for 10.5 billion pesos.

Tourism

On June 23, 2021, the Master Plan for the Integral Tourism Development of the Huasteca Potosina and the Master Plan for the Sustainable Tourism Development Center were initiated. The two plans will identify basic infrastructure and service requirements for several tourist sites, as well as the development of short and long-term tourist attractions in twenty municipalities. The ongoing development of tourism in the Huasteca Potosina region is intended to achieve the following goals: (1) to expand the hotel capacity of the region to include two thousand new hotel rooms within five years, (2) to attract 300,000 new tourists per year, (3) to generate an annual economic revenue in the area of one 1.3 billion pesos, (4) to create 7,000 new permanent jobs and to invigorate other economic activities of the region, such as agriculture, cattle raising and handicrafts and (5) to diversify the tourism industry.

On September 7, 2021, the Secretaría de Turismo (Secretary of Tourism, or SECTUR) launched the Guía Rápida para la Integración de la Adaptación al Cambio Climático en la Hotelería (Quick Guide to Integrating Adaptation to Climate Change in the Hotel Industry), a tool to promote sustainability and risk management, as well as operational guidance related to climate change. The guide was developed in coordination with the Ministry of the Environment and Natural Resources, the National Institute of Ecology and Climate Change and the National Commission of Protected Natural Areas, and implemented by the GIZ.

On September 20, 2021, SECTUR launched the Cruzada Nacional por la Digitalización Turística en Pueblos Mágicos (National Crusade for the Digitalization of Tourism in Magical Towns), which incorporates information and communication technologies into the operations of tourist establishments in order to better position them to compete with other tourist destinations. SECTUR has established strategic alliances with world-class companies such as Google, Despegar, Rotamundos and Gueest that will assist in ensuring that digital tools are present in the lodging establishments of certain tourist destinations in Mexico known as the “Magical Towns.”

SECTUR announced on December 2, 2021 that from September 2020 to June 2021, 19,400,000 international tourists traveled to Mexico, leading to an income of U.S.$9.332 billion. In that period, Mexico was in third place among the most visited countries in the world and 14th place in foreign exchange earnings in the tourism sector.

Transportation and Communications

On September 6, 2021, the Estrategia Digital Nacional 2021-2024 (National Digital Strategy 2021-2024) was published in the Official Gazette. The National Digital Strategy 2021-2024 has two main policies: (1) the Digital Policy in the Federal Public Administration, aimed at using information and communication technologies to improve and make government services available to citizens, and (2) the Social Digital Policy, aimed at increasing internet coverage throughout the most rural and poor areas of Mexico in order to combat marginalization and improve communications, facilitating the integration of these areas into the national economy.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2020 Form 18-K.

Table No. 7 – Money Supply

	At September 30,
	2020		2021(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,729,505	Ps.	2,005,695
Checking deposits
In domestic currency		1,809,279		2,012,389
In foreign currency		615,640		609,675
Interest-bearing peso deposits		1,042,065		1,224,539
Savings and loan deposits		26,966		28,384

Total M1	Ps.	5,223,456	Ps.	5,880,682

M4	Ps.	13,993,346	Ps.	14,828,198

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation for the first nine months of 2021 was 6.00%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 2.9 percentage points higher than the 3.2% consumer inflation for 2020 and 3.2 percentage points higher than the 2.8% consumer inflation for 2019. This trend reflects that inflation continues to be impacted by the ongoing COVID-19 pandemic, including Government measures implemented to mitigate the spread. Throughout the first nine months of 2021, the pandemic’s effect on supply chains, goods and services has deeply impacted prices, leading to higher production costs. The reopening of activities like tourism and entertainment has also contributed to the rise in inflation in the services sector. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 4.8% for the first nine months of 2021, higher than core inflation of 3.8% for 2020.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2018	4.8	6.4	10.4
2019	2.8	0.8	100.0;(6) 16.2	(7)
2020	3.2	4.1	4.8;(6) 20.0	(7)
2021:
January	3.5	5.3	15.0;(6) 15.0	(7)
February	3.8	5.9	—
March	4.7	4.8	—
April	6.1	3.2	—
May	5.9	4.4	—
June	5.9	5.8	—
July	5.8	5.3	—
August	5.6	5.3	—
September	6.0	6.0	—
October	6.2	7.1	—
November	7.4	8.4	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for August 2021 to December 2021.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.
(8)	January 2022 figures are as of January 3, 2022.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January	4.2	4.2	3.3	4.5	4.4
February	4.1	4.1	3.3	4.4	4.3
March	4.1	4.1	3.2	4.3	4.2
April	4.1	4.1	3.1	4.3	4.3
May	4.1	4.2	3.1	4.3	4.3
June	4.0	4.1	3.1	4.3	4.3
July	4.3	4.6	3.1	4.5	4.6
August	4.5	4.8	3.2	4.6	4.7
September	4.6	4.9	3.3	4.7	4.8
October	4.8	5.3	3.4	5.0	5.1
November	5.1	5.5	3.5	5.1	5.3
December	5.3	5.6	3.6	5.4	5.6

Source: Banco de México.

During the first nine months of 2021, interest rates on 28-day Cetes averaged 4.2%, as compared to 5.7% during the same period of 2020. Interest rates on 91-day Cetes averaged 4.4%, as compared to 5.7% during the same period of 2020.

On December 30, 2021, the 28-day Cetes rate was 5.5% and the 91-day Cetes rate was 5.9%.

On June 24, 2021 and August 12, 2021, Banco de México held its fourth and fifth monetary policy meetings of 2021 and increased the overnight interbank funding rate by 25 basis points at each meeting, to 4.25% in June 2021 and to 4.50% in August 2021. The June 24 decision took into account additional sources of stress on inflation, including the magnitude and extended duration of the ongoing COVID-19 pandemic, as well as the effect of higher interest rates. The August 12 decision took into account further pressures on inflation and core inflation, which registered annual interest rates of 5.81% and 4.66% in July 2021. Finally, the updated forecasts for inflation and core inflation in 2021 show increased levels in the short-term, but relatively stable levels above the target published in Banco de México’s last quarterly report for the medium- and long-term.

On September 30, 2021, November 11, 2021 and December 16, 2021, Banco de México held its sixth, seventh and eighth monetary policy meetings of 2021. In each of the September and November meetings, Banco de México increased the overnight interbank funding rate by 25 basis points, to 4.75% and 5.00%, respectively. In the December meeting, Banco de México increased the overnight interbank funding rate by 50 basis points, to 5.50%. The September 30 and November 11 decisions took into account the impact and magnitude of extended periods of high global inflation, and the December 16 decision further evaluated ongoing impacts of inflation and the factors that determine inflation levels, risks related to high food and energy prices and uncertainty relating to global economic and financial conditions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020	19.9087	21.4936
2021:
January	20.2248	19.9215
February	20.9390	20.3097
March	20.4400	20.7555
April	20.1822	20.0153
May	19.9213	19.9631
June	19.9062	20.0301
July	19.8455	19.9701
August	20.0605	20.0761
September	20.5623	20.0487
October	20.5297	20.4626
November	21.4453	20.9004
December	20.4672	20.8918

Source: Banco de México.

On December 31, 2021, the peso/dollar exchange rate closed at Ps. 20.4672 = U.S.$1.00, a 2.8% depreciation in dollar terms as compared to the rate on December 31, 2020. The peso/U.S. dollar exchange rate published by Banco de México on December 31, 2021 (which took effect on the second business day thereafter) was Ps. 20.3670 = U.S.$1.00.

Banking System

At the end of September 2021, the total assets of the banking sector were Ps. 11,086 billion, which represented a real annual decrease of 7.6% as compared to the end of September 2020. The current loan portfolio of the banking sector had a balance of Ps. 5,259 billion, a real annual decrease of 7.7% as compared to the end of September 2020. The banking sector’s net result was Ps. 126 billion at the end of September 2021, 42.7% higher in real terms as compared to the end of September 2020. At the end of September 2021, the Multiple Banking sector was comprised of 50 operational financial institutions.

Mexico continues to improve the regulatory framework of various financial institutions in order to prevent illicit financial transactions and the financing of terrorism. On September 9, 2021, the Federal government modified several General Provisions referred to in Article 124 of the Ley de Ahorro y Crédito Popular (Law of Savings and Popular Credit) in order to comply with recommendations of the Financial Action Task Force (FATF).

Banking Supervision and Support

At the end of September 2021, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.8%, as compared to 17.2% at the end of September 2020 and 17.7% at the end of December 2020. As a result, the institutions of multiple banking were placed in the first “early warning” category indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2020 Form 18-K.

Securities Markets

On December 31, 2021, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 53,272.4 points, representing a 20.9% increase from the level at December 31, 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 11 – Exports and Imports

	First nine months
	2020(1)		2021(1)

	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	12,608.7	U.S.$	20,572.4
Crude oil		10,480.1		17,351.2
Other		2,128.6		3,221.2
Non-oil products		281,142.7		338,415.2
Agricultural		13,656.3		14,504.6
Mining		5,089.4		7,075.3
Manufactured goods(2)		262,397.0		316,835.4

Total merchandise exports		293,751.4		358,987.6

Merchandise imports (f.o.b.)
Consumer goods		32,613.3		44,110.4
Intermediate goods(2)		218,504.1		295,047.1
Capital goods		24,036.3		29,098.8

Total merchandise imports		275,153.6		368,256.3

Trade balance	U.S.$	18,597.7	U.S.$	(9,268.7)

Average price of Mexican oil mix(3)	U.S.$	33.9	U.S.$	62.9

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

On June 16, 2021, the Agreement for the Reciprocal Protection and Promotion of Investments (APPRI) between Mexico and Hong Kong entered into force. This agreement seeks to promote economic cooperation between the two parties by granting non-discriminatory treatment to their investors, allowing the free transfer of capital, providing access to international arbitration to resolve disputes and granting compensation in the event of expropriation.

On July 21, 2021, the Pacific Alliance and Singapore concluded negotiations for a Free Trade Agreement. Singapore will become the first Pacific Alliance Partner State after the Free Trade Agreement is signed.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 12 – Balance of Payments

	First nine months
	2020(1)		2021(1)

	(in millions of dollars)
Current account(2)	U.S.$	8,949.5	U.S.$	(4,722.3)
Credits		344,085.4		423,178.9
Merchandise exports (f.o.b.)		293,751.3		358,987.6
Non-factor services		12,563.4		18,664.0
Transport		1,483.3		1,653.3
Tourism		8,115.3		13,313.8
Insurance and pensions		2,218.8		2,661.5
Financial services		329.6		421.8
Others		416.4		613.6
Primary income		7,367.1		7,565.4
Secondary income		29,965.5		37,349.7
Debits		335,135.9		427,901.2
Merchandise imports (f.o.b.)		275,153.7		368,256.4
Non-factor services		21,168.2		28,303.7
Transport		7,904.4		13,273.1
Tourism		2,677.4		3,502.5
Insurance and pensions		4,292.2		5,334.4
Financial services		2,094.8		2,134.8
Others		4,199.4		4,058.9
Primary income		37,999.1		30,324.3
Secondary income		664.9		821.1
Capital account		(5.2)		(35.3)
Credit		212.9		176.0
Debit		218.1		211.2
Financial account		9,757.6		528.3
Direct investment		(19,758.8)		(21,432.1)
Portfolio investment		6,626.1		26,042.6
Financial derivatives		48.2		1,298.1
Other investment		9,668.4		(19,829.3)
Reserve assets		13,173.5		14,448.9
International reserves		16,787.9		12,946.3
Valuation adjustment		3,614.3		(1,502.6)
Errors and omissions		813.3		5,285.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2021, Mexico’s current account registered a deficit of U.S.$4,070.4 billion, or 1.25% of GDP, compared to a surplus of U.S.$17,092.3 billion, or 6.45% of GDP, in the third quarter of 2020. The increase in the current account deficit was mainly due to a significant reduction in the non-oil trade balance, which was partially offset by higher travel revenues and historically high levels that remittances have continued to show.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 13 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets

	(in billions of U.S dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4):
January	195.9	203.2
February	195.3	200.2
March	194.8	199.3
April	195.3	201.9
May	194.2	200.1
June	192.9	198.9
July	193.4	200.5
August	205.4	211.4
September	198.2	211.4
October	198.9	211.6
November	199.3	211.6
December	201.4	212.9

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

General

On July 14, 2021, the Decreto por el que se crea la Agencia Nacional de Aduanas de México como un órgano administrativo desconcentrado de la Secretaría de Hacienda y Crédito Público (Decree creating the National Customs Agency of Mexico as a decentralized administrative agency of the Ministry of Finance and Public Credit) was published in the Official Gazette with the goal of improving tax collection, facilitating trade, increasing the efficiency of customs and inspections services and reinforcing national security. This decree provides the National Customs Agency of Mexico with technical, operational, administrative and management autonomy, which will have the status of tax and customs authority and powers to issue resolutions within the scope of its authority.

The Budget

On November 12 and 29, 2021, the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2022 (Federal Revenue Law for the Fiscal Year 2022, or the 2022 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2022 (Federal Expenditure Budget for 2022, or the 2022 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 14 – Selected Budgetary Expenditures; 2021 Expenditure Budget

(In Billions of Pesos)

	Actual
	2020(1)		First nine months of 2020(1)		First nine months of 2021(1)		2021 Budget(2)
Health	Ps.	154.0	Ps.	92.0	Ps.	99.7	Ps.	145.4
Education		345.0		233.3		254.2		337.9
Agricultural, Rural and Urban Development		13.9		10.1		14.3		16.6
Government debt service		565.6		354.2		334.8		541.1
CFE and PEMEX debt service		120.5		133.0		137.9		171.6
PEMEX debt service		97.0		114.2		121.0		141.8
CFE debt service		23.5		18.9		16.8		29.8

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 15 – Budgetary Results; 2021 Budget Assumptions and Targets

	Actual
	2020(1)	First nine months months of 2020(1)	First nine months of 2021(1)	2021 Budget(2)
Real GDP growth (%)	(8.2)%	(9.5)%	6.1%	3.6 – 5.6%
Increase in the national consumer price index (%)	3.2%	4.0%	6.0%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	35.8	33.9	62.9	42.0
Average exchange rate (Ps./$1.00)	21.5	21.8	20.1	22.1
Average rate on 28-day Cetes (%)	5.3%	5.7%	4.2%	4.0%
Public sector balance as % of GDP(4)	(2.9)%	(1.4)%	(1.4)%	(0.7)%
Primary balance as % of GDP(4)	0.1%	0.4%	0.7%	0.0%
Current account deficit as % of GDP	2.3%	1.2%	(0.5)%	(2.0)%

(1)	Preliminary figures.
(2)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2020 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the first six months of 2020 and 2021 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2021 Budget.

Table No. 16 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2020(2)	First nine months of 2021(2)	2021 Budget(3)
Budgetary revenues	3,888.9	4,322.3	5,538.9
Federal Government	3,040.5	3,224.0	4,080.2
Taxes	2,505.2	2,702.1	3,533.0
Income tax	1,343.1	1,417.0	1,908.2
Value-added tax	719.9	860.3	978.9
Excise taxes	343.1	316.8	510.7
Import duties	42.9	52.5	61.6
Tax on the exploration and exploitation of hydrocarbons	5.3	5.3	6.9
Export duties	0.0	0.0	—
Luxury goods and services	n.a	n.a	n.a.
Other	50.9	50.2	66.7
Non-tax revenue	535.3	521.9	547.2
Fees and tolls	60.0	74.5	42.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	163.6	214.6	343.0
Fines and surcharges	304.7	227.7	152.5
Other	7.0	5.0	9.4
Public enterprises and agencies	848.5	1,098.3	1,458.7
PEMEX	232.9	472.4	593.7
Others	615.6	625.9	865.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2021 economic results.

Source: Ministry of Finance and Public Credit.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 17 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2020	At September 30, 2021
Historical Balance of Public Sector Borrowing Requirements	53.5%	49.0%

(1)

Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes obligations due minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of Public Sector Borrowing Requirements. The Historical Balance of Public Sector Borrowing Requirements includes the budgetary public sector net debt and net obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

Source: Ministry of Finance and Public Credit.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2020 Form 18-K.

Internal Debt

Internal Government Debt

As of December 31, 2021, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

The following table sets forth Mexico’s net external public sector debt at the dates indicated.

Table No. 18 – Net External Debt of the Public Sector

	At September 30, 2020(1)		At September 30, 2021(1)

	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	219,751.2	U.S.$	213,349.2
Gross External Debt/GDP		21.5%		17.6%
Net External Debt/GDP(1)		21.1%		16.6%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following table sets forth Mexico’s net external Government debt at the dates indicated.

Table No. 19 – Net External Debt of the Government(1)

	At September 30, 2020(2)		At September 30, 2021(2)

	(in millions of U.S. dollars, except percentages)
Total Net Debt	U.S.$	107,876.7	U.S.$	104,391.6

Gross Internal Debt/GDP		10.7%		9.0%
Net Internal Debt/GDP		10.3%		8.1%

Note: Numbers may not total due to rounding.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 19, 2021, the Executive Board of the International Monetary Fund (IMF) approved a successor two-year arrangement for Mexico under the Flexible Credit Line (FCL) in an amount equivalent to SDR 35.6508 billion (about U.S.$50 billion, equivalent to 400 percent of quota) and noted Mexico’s cancellation of the previous arrangement. Mexican authorities stated their intention to treat the new arrangement as precautionary. The IMF Executive Board observed that, spurred by strong U.S. growth and rising vaccination rates, the Mexican economy is rebounding from its deepest recession in decades, and that Mexican authorities have successfully maintained external, financial, and fiscal stability, despite numerous challenges related to the COVID-19 pandemic. Finally, the IMF confirmed that Mexico’s macroeconomic policies and institutional policy frameworks remain strong, given the presence of a flexible exchange rate regime, a credible inflation targeting framework, a fiscal responsibility law, and a well-regulated financial sector.

External Securities Offerings and Liability Management Transactions

On July 6, 2021, Mexico issued €1,250,000,000 of its 2.250% Global Notes due 2036.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of January 4, 2022, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2034 notes		Principal Amount of the 2052 notes
Barclays Capital Inc.	U.S.$	717,036,000	U.S.$	732,800,000
BBVA Securities Inc.	U.S.$	717,036,000	U.S.$	732,800,000
BofA Securities, Inc.	U.S.$	717,037,000	U.S.$	732,799,000
Santander Investment Securities Inc.	U.S.$	717,037,000	U.S.$	732,799,000

Total	U.S.$	2,868,146,000	U.S.$	2,931,198,000

Barclays Capital Inc., BBVA Securities Inc., BofA Securities, Inc. and Santander Investment Securities Inc. are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering prices set forth for the 2034 notes and the 2052 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

Certain of the joint lead underwriters are not registered with the U.S. Securities and Exchange Commission as a U.S. registered broker-dealer. To the extent that any such joint lead underwriter intends to effect sales in the United States or to U.S. persons, they will do so only through one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. laws and regulations.

The underwriters or, as applicable, their respective affiliates are acting as joint dealer managers and BofA Securities, Inc. is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 2022. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that BofA Securities, Inc., as the B&D Bank for the Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on January 7, 2022, three business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated June 9, 2020 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of BofA Securities, Inc. may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the sixth day following the date hereof (such settlement cycle being referred to herein as “T+6”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$5,761,447,000, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$300,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

The terms related to the offer or sales of notes in Chile, the European Economic Area, Hong Kong, Italy, Luxembourg, Singapore and the United Kingdom that appear under “Plan of Distribution” in the prospectus are amended and restated as follows:

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (January 4, 2022). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Información a los Inversionistas Chilenos

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Comisión para el Mercado Financiero de Chile (la “CMF”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008 y en la Norma de Carácter General Nº 410, de 27 de julio de 2016, ambas de la CMF.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el 4 de enero de 2022, y se encuentra acogida a la NCG 336;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores Extranjeros que lleva la CMF, por lo que tales valores no están sujetos a la fiscalización de la CMF;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Los bonos no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el Registro de Valores correspondiente de la CMF.

Prohibition of Sales to European Economic Area Retail Investors

In relation to each member state of the EEA, the notes which are the subject of the offering contemplated by this prospectus supplement are not intended to be offered, sold or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus, the prospectus supplement nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Singapore

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Pursuant to Section 309B of the SFA, you are hereby notified that we have determined the classification of the securities to be “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 S380/2018) and “Excluded Investment Product” (as defined in the MAS Notice on the Sale of Investment Products (Notice No. SFA 04-N12)).

United Kingdom

The communication of this document is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Order or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has, severally and not jointly, represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes which are the subject of the offering contemplated by this prospectus supplement in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the UK. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(ii)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

1 Columbus Circle, 17th Floor

New York, New York 10019

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey, Ciudad de México 11040